SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 14, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations
Ph: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SABESP announces 3Q06 results

São Paulo, November 14, 2006 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, announces today its results for the third quarter 2006 (3Q06). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the third quarter 2005.

SBSP3:R$262.50/ thousand shares SBS US$ 30.40 (ADR=250 shares) Total shares: 28,480 million Market value: R$ 7.5 billion Closing price:11/14/2006

Third quarter 2006 Results
November 14, 2006

1. Net operating revenue grows 13.8% in the 3Q06 and 12.3% in the 9M06

							R$ million

	QUARTER				YEAR

	3Q05	3Q06	Chg.	%	9M05	9M06	Chg.	%

(+) Gross operating revenue	1,323.0	1,505.9	182.9	13.8	3,905.3	4,384.6	479.3	12.3
(-) COFINS and PASEP	100.4	115.0	14.6	14.5	292.7	335.8	43.1	14.7
(+) Net operating revenue	1,222.6	1,390.9	168.3	13.8	3,612.6	4,048.8	436.2	12.1
(-) Costs and expenses	821.9	916.0	94.1	11.4	2,387.5	2,585.2	197.7	8.3
(=) Earnings before financial expenses (EBIT*)	400.7	474.9	74.2	18.5	1,225.1	1,463.6	238.5	19.5
(+) Depreciation and amortization	147.3	151.5	4.2	2.9	442.3	449.3	7.0	1.6
(=) EBITDA**	548.0	626.4	78.4	14.3	1,667.4	1,912.9	245.5	14.7
(%) EBITDA margin	44.8	45.0			46.2	47.2

Net income	191.2	195.5	4.3	2.2	678.3	699.0	20.7	3.1
Earnings per 1,000 shares (R$)	6.71	6.86			23.82	24.54

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In the first nine months of 2006, Sabesp’s gross operating revenue totaled R$ 4,384.6 million, a 12.3% increase in comparison to the same period of the previous year. Costs and expenses, in the amount of R$ 2.585,2 million, R$ 197.7 million higher than the same period of the previous year, but as a percentage of net revenues, reached 63.9% in the 9M06 versus the 66.1% recorded in the 9M05. The earnings before financial expenses recorded a 19.5% growth, from R$ 1.225,1 million to R$ 1.463,6 million. EBITDA reached R$ 1,912.9 million, 14.7% higher than the figure recorded in the 9M05.

In the 3Q06 Sabesp’s gross operating revenue reached R$ 1,505.9 million and EBITDA totaled R$ 626.4 million. The 13.8% increase in gross operating revenue was mainly due to:

  The 3.6% increase in billed water and sewage volume;

  The 7.95% impact of the 9.0% tariff readjustment as of August 31, 2005; and

  The 1.17% impact of the 6.71% tariff readjustment as of August 31, 2006.

Third quarter 2006 Results
November 14, 2006

2. Billed volume

The following tables show billed water and sewage volume per customer category and region in the 3Q05, 3Q06, 9M05 and 9M06.

BILLED WATER AND SEWAGE VOLUME ** PER CUSTOMER CATEGORY – million of m3

QUARTER

	Water		Chg.	Sewage		Chg.	Water + Sewage		Chg.
	3Q05	3Q06%		3Q05	3Q06%		3Q05	3Q06%

Residential	315.1	326.5	3.6	247.0	258.2	4.5	562.1	584.7	4.0
Commercial	36.2	37.0	2.2	33.1	34.0	2.7	69.3	71.0	2.5
Industrial	8.3	8.6	3.6	8.0	8.0	-	16.3	16.6	1.8
Public	11.6	12.0	3.4	9.3	9.6	3.2	20.9	21.6	3.3

Total retail	371.2	384.1	3.5	297.4	309.8	4.2	668.6	693.9	3.8

Wholesale	64.9	66.0	1.7				64.9	66.0	1.7

Total	436.1	450.1	3.2	297.4	309.8	4.2	733.5	759.9	3.6

YEAR

	9M05	9M06%		9M05	9M06%		9M05	9M06%

Residential	948.9	983.2	3.6	741.6	773.0	4.2	1.690.5	1.756.2	3.9
Commercial	108.2	110.7	2.3	98.3	101.2	3.0	206.5	211.9	2.6
Industrial	24.5	25.8	5.3	23.7	24.3	2.5	48.2	50.1	3.9
Public	34.2	35.1	2.6	27.2	28.0	2.9	61.4	63.1	2.8

Total retail	1.115.8	1.154.8	3.5	890.8	926.5	4.0	2.006.6	2.081.3	3.7

Wholesale	193.1	196.3	1.7				193.1	196.3	1.7

Total	1.308.9	1.351.1	3.2	890.8	926.5	4.0	2.199.7	2.277.6	3.5

BILLED WATER AND SEWAGE VOLUME ** PER REGION – million of m3

QUARTER

	Water		Chg.	Sewage		Chg.	Water + Sewage		Chg.
	3Q05	3Q06%		3Q05	3Q06%		3Q05	3Q06%

Metropolitan	249.0	257.6	3.5	203.0	211.4	4.1	452.0	469.0	3.8
Regional systems*	122.2	126.5	3.5	94.4	98.4	4.2	216.6	224.9	3.8

Total retail	371.2	384.1	3.5	297.4	309.8	4.2	668.6	693.9	3.8

Wholesale	64.9	66.0	1.7				64.9	66.0	1.7

Total	436.1	450.1	3.2	297.4	309.8	4.2	733.5	759.9	3.6

YEAR

	9M05	9M06%		9M05	9M06%		9M05	9M06%

Metropolitan	740.5	770.3	4.0	602.3	629.2	4.4	1,343.1	1,399.5	4.2
Regional systems*	375.3	384.5	2.5	288.2	297.3	3.2	663.5	681.8	2.8

Total retail	1,115.8	1,154.8	3.5	890.8	926.5	4.0	2,006.6	2,081.3	3.7

Wholesale	193.1	196.3	1.7				193.1	196.3	1.7

Total	1,308.9	1,351.1	3.2	890.8	926.5	4.0	2,199.7	2,277.6	3.5

(*) Non-metropolitan and coastal regions
(**) Figures not reviewed by the independent auditors

Third quarter 2006 Results
November 14, 2006

3. Costs, administrative and selling expenses

In the 9M06, costs of products and services rendered recorded a R$ 197.7 million or 8.3% increase when compared to the same period of 2005.

In the 3Q06, costs of products and services rendered, administrative and selling expenses grew R$ 94.1 million, or 11.4% .

							R$ million

	QUARTER				YEAR

	3Q05	3Q06	Chg.	%	9M05	9M06	Chg.	%

Salaries and payroll	287.0	301.7	14.7	5.1	819.0	922.9	103.9	12.7
Supplies	29.6	30.3	0.7	2.4	82.1	88.8	63.7	8.2
Treatment supplies	21.5	24.5	3.0	14.0	78.6	83.7	5.1	6.5
Third-party services	111.9	119.5	7.6	6.8	330.5	332.8	2.3	0.7
Electric power	108.6	115.5	6.9	6.4	315.6	330.3	14.7	4.7
General expenses	42.7	51.5	8.8	20.6	126.3	114.9	(11.4)	(9.0)
Depreciation and amortization	147.3	151.5	4.2	2.9	442.3	449.3	7.0	1.6
Credit write-offs	64.5	114.2	49.7	77.1	170.8	238.3	67.5	39.5
Tax expenses	8.8	7.3	(1.5)	(17.0)	22.3	24.2	1.9	8.5

Costs, administrative and
selling expenses	821.9	916.0	94.1	11.4	2,387.5	2,585.2	197.7	8.3

The main variations were:

3.1. Salaries and payroll

The number of connections per employee grew from 646 in the 3Q05 to 667 in the 3Q06 (a 3.3% increase) and the number of employees dropped from 17,489 to 17,303, respectively.

The R$ 14.7 million or 5.1% increase is mainly a result of the 4.63% readjustment in wages as of May 2006 and the non recurring increase in labor indemnities, in the amount of R$ 1.4 million.

3.2. Supplies

In the 3Q06, this figure moved up R$ 0.7 million, or 2.4%, primarily due to:

• Maintenance of the water distribution and sewage collection network, in the amount of R$ 1.2 million; and
• Vehicle fuel and lubricants, in the amount of R$ 0.4 million, or 7.4%, mainly due to the average readjustment of 6.7% for gas and 11.0% for alcohol prices.

This result was offset by a lower use of supplies for system maintenance, with a R$ 1.0 million drop.

3.3. Treatment supplies

Treatment supplies recorded a R$ 3.0 million or 14.0% growth, as a result of the variation in consumption due to a higher volume of water produced, with a 2.5% increase approximately. In addition to this increase in the production, the consumption of copper sulfate grew by 45% in order to control the proliferation of algae at Guarapiranga and Jundiaí basins.

Third quarter 2006 Results
November 14, 2006

3.4. Third-party services

In the 3Q06, third-party services recorded a R$ 7.6 million or 6.8% growth over the 3Q05, moving from R$ 111.9 million to R$ 119.5 million, specially due to increase in expenses with:

  Sundry services basically regarding the environmental preservation, maintenance, load and transport, cleaning, maintenance of water and sewage treatment stations, software costs, vehicle maintenance and preservation, among others, in the amount of R$ 3.8 million;
  Research and detection of leakage and with the solution of problems regarding loss control, in the São Paulo Metropolitan Region, in the amount of R$ 2.1 million;
  Handset meter-reading and invoicing in the amount of R$ 0.9 million, due to the computerization of these services in the São Paulo Metropolitan Region; and
  Connection closing and reopening in the amount of R$ 0.8 million, due to water and sewage collection system maintenance, pavement replacing, connection execution, hydrometer replacement, identification of irregular water connections, stop and reestablishment of water supply at the São Paulo Metropolitan Region.

3.5. Electric power

In the 3Q06, electric power expenses recorded a R$ 6.9 million, or 6.4% hike over the 3Q05, from R$ 108.6 million to R$ 115.5 million, due to the 2.5% increase in the water volume produced and to the 5.86% impact of readjustment in electric power tariff.

3.6. General expenses

In the 3Q06, the general expenses grew R$ 8.8 million, or 20.6%, over the 3Q05 figure, from R$ 42.7 million to R$ 51.5 million, as a result of:

  The R$ 1.4 million increase regarding the R$ 18.3 million provision for civil, labor and environmental contingencies in 3Q06, compared to the R$ 16.9 million in the 3Q05;
  Third-party indemnification, legal and judicial expenses, in the amount of R$ 5.5 million, mainly related to commercial condominium; and
  The R$ 2.1 million expenses with charges for the use of water resources from Capivari, Piracicaba and Jundiaí basins.

3.7. Credit write-offs

This line amounted to R$ 49.7 million or 77.1%, due to:

  A higher number of lawsuits regarding customer billing filled during the 3Q06, in the approximate amount of R$ 32.0 million; and
  A higher credit recovery at the Guarulhos municipality, carried out in the 3Q05, non recurring in the 3Q06, of approximately R$ 13.0 million.

3.8. Tax expenses

In the 3Q06, tax expenses recorded a R$ 1.5 million, or 17.0%, decrease, in comparison to the 3Q05, from R$ 8.8 million to R$ 7.3 million, mainly attributed to CPMF tax, in the amount of R$ 2.2 million due to the non recurring liquidation of the US$ 275 million Eurobonds in July 2005.

Third quarter 2006 Results
November 14, 2006

4. Financial expenses and passive monetary variation

4.1. Financial expenses

In the 3Q06, financial expenses recorded a R$ 59.4 million or 30.1% drop, due to:

				R$ million

	3Q05	3Q06	Chg.	%

Financial expenses

Interest and charges on domestic loans and financing	145.6	127.6	(18.0)	(12.4)

Interest and charges on international loans and financing	30.3	22.2	(8.1)	(26.7)

Taxes over offshore remittances	2.3	2.1	(0.2)	(8.7)

Other financial expenses	7.7	8.1	0.4	5.2

Provisions	25.8	(0.8)	(26.6)	(103.3)

Total financial expenses	211.7	159.2	(52.5)	(24.8)

Financial revenues	14.5	21.4	6.9	47.6

Financial expenses net of revenues	197.2	137.8	(59.4)	(30.1)

  The R$ 18.0 million drop in interest on domestic loans and financing regarding the prepayment of the 1st series of the 5th debenture issuance in April 2006, which would mature in March 2007;
  The R$ 8.1 million drop in interest on international loans and financing, mainly due to amortization of the Eurobond that matured in July 2005;
  A R$ 26.6 million decrease, due to a higher provision for interest and monetary restatement for new processes, carried out in the 3Q05; and
  Financial revenues grew R$ 6.9 million, or 47.9%, mainly as a result of interest over settlement agreements and interest over investment.

4.2. Passive monetary variation

Passive monetary variation recorded a R$ 90.1 million increase, resulting from the 0.46% real devaluation versus US dollars in the 3Q06 in comparison to the 5.45% appreciation in the 3Q05.

				R$ million

	3Q05	3Q06	Chg.	%

Monetary variation over loans and financing	10.6	22.4	11.8	111.3

Exchange variation over loans and financing	(80.9)	(2.6)	78.3	(96.8)

Passive monetary variation	(70.3)	19.8	90.1	(128.2)

US$	June	September	Change (%)

2005	2.3504	2.2222	(5.45)
2006	2.1643	2.1742	0.46

Third quarter 2006 Results
November 14, 2006

5. Operating indicators

As shown below, the Company continues to expand its services (non-audited data).

Operating indicators	3Q05	3Q06	Chg. %

Water connections (1)	6,454	6,575	1.9
Sewage connections (1)	4,843	4,971	2.6
Population directly served - water (2)	22.509,0	22.647,0	0.6
Population directly served – sewage (2)	18.235,9	18.518,1	1.5
Number of employees	17,489	17,303	(1.1)
Operational productivity (3)	646	667	3.3

(1) In 1,000 units at the end of the period
(2) In thousand inhabitants at the end of the period. Does not include wholesale services
(3) Number of water and sewage connection per employee

6. Loans and financing

The Company’s total debt to be paid until the end of the year is of R$ 206 million, out of which only R$ 59 million is denominated in US dollars.

							R$ million

DEBT PROFILE
							2012
INSTITUTION	2006	2007	2008	2009	2010	2011	and	TOTAL
							onwards

DOMESTIC
Banco do Brasil	51	215	234	254	277	301	779	2,111
Caixa Econômica Federal	11	49	53	57	61	66	224	521
Debentures	25	277	-	750	294	354	-	1,700
FIDC – SABESP I	14	56	56	55	55	14	-	250
BNDES	8	31	31	31	32	32	28	193
Others	-	3	6	6	6	5	-	26
Interest and charges	38	36	4	5	4	1	-	88

Domestic total	147	667	384	1,158	729	773	1,031	4,889

INTERNATIONAL
World Bank	5	5	-	-	-	-	-	10
Société Génerale	2	-	-	-	-	-	-	2
IDB	26	97	70	69	70	70	546	948
Eurobonds	-	-	489	-	-	-	-	489
JBIC	-	-	-	-	-	-	9	9
Interest and charges	26	4	-	-	-	-	-	30

International total	59	106	559	69	70	70	555	1,488

Total	206	773	943	1,227	799	843	1,586	6,377

Third quarter 2006 Results
November 14, 2006

7. Subsequent event

On November 3, 2006, Sabesp issued instruments of indebtedness in the international market, in the total amount of US$140.0 million (the "2016 Eurobonds"). 2016 Eurobond interest rate will be 7.5% p. a., semiannually paid as of May 3, 2007. The term for the 2016 Eurobonds is 10 years, with maturity in November 2016.

Funds raised with such issuance were used in the purchase of part of the notes issued by Sabesp in 2003, with maturity in 2008, the interest rate of which is 12% per year (the "2008 Eurobonds"). More specifically, the repurchase operation was closed and settled on November 6, when US$126.9 million was redeemed, representing an adhesion of 56.42% of 2008 Eurobond holders.

8. Conference call and webcast

English:	November 16, 2006
10:00 am – US EST
Ph: +1 (973) 935-8510
Conference code: 8120206

Portuguese:	November 16, 2006
7:00 am – US EST
Ph: (5511) 2101-4848
Conference code: Sabesp

For additional information please contact the Investor Relations Department: Mario Sampaio ((5511) 3388-8664 / maasampaio@sabesp.com.br) or Angela Beatriz Airoldi ((5511) 3388-8793 / abairoldi@sabesp.com.br)

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third quarter 2006 Results
November 14, 2006

Income Statement

Brazilian Corporate Law		R$ thousand

	3Q06	3Q05%

Sales/Services Gross Revenues	1,505,829	1,323,016	13.8
Water Supply - Retail	777,187	681,715	14.0
Water Supply - Wholesale	66,379	60,435	9.8
Sewage Collection and Treatment	638,628	559,666	14.1
Other Services	23,635	21,200	11.5

Gross Revenue Deductions (Cofins/Pasep)	(114,987)	(100,431)	14.5

Net Sales	1,390,842	1,222,585	13.8

Cost of Goods and/or Services Sold	(644,405)	(600,934)	7.2

Gross Profit	746,437	621,651	20.1

Selling Expenses	(187,802)	(136,886)	37.2
General & Administrative Expenses	(83,734)	(84,106)	(0.4)
Net Interest Income (Expense)	(153,122)	(120,754)	26.8

Operating Result	321,779	279,905	15.0

Non Operating Expenses (Income)	1,210	(10,745)	(111.3)

Income Before Taxes	322,989	269,160	20.0

Provivision for Income Tax/Social Contribution	(122,815)	(76,124)	61.3
Provivision for Deferred Income Tax/Social Contribution	4,060	6,893	(41.1)

Extraordinary Item Net of IT and SC	(8,780)	(8,780)	-

Net Income	195,454	191,149	2.3

Shares Outstanding (1000 shares)	28,479,577	28,479,577	-
EPS (R$/1000 shares)	6.86	6.71	2.3

Depreciation and Amortization	(151,493)	(147,289)	2.9
EBITDA	626,394	547,948	14.3
% of net sales	45.0%	44.8%	-

Third quarter 2006 Results
November 14, 2006

Balance Sheet

Brazilian Corporate Law		R$ thousand

ASSETS	09/30/2006	09/30/2005

Cash and Cash Equivalents	399,434	228,641
Accounts Receivable, net	1,149,815	1,150,486
Accounts Receivable from Shareholders	370,035	196,696
Inventory	33,005	26,031
Taxes and contributions	21,899	26,477
Other Receivables	50,419	54,681

Total Current Assets	2,024,607	1,683,012

Accounts Receivable, net	296,473	267,179
Accounts Receivable from Shareholders	834,715	783,004
Indemnities Receivable	148,794	148,794
Judicial Deposits	31,329	19,871
Taxes and contributions	323,121	288,828
Other Receivables	50,648	32,432

Total Long-Term Assets	1,685,080	1,540,108

Investments	720	5,100
Permanent Assets	14,233,536	13,996,216
Deferred Assets	13,493	32,255

Total Permanent Assets	14,247,749	14,033,571

Total Assets	17,957,436	17,256,691

LIABILITIES	09/30/2006	09/30/2005

Suppliers and Constructors	103,845	58,345
Loans and Financing	861,058	755,031
Salaries and Payroll Charges	236,722	181,218
Provivion for Judicial Pendencies	10,990	37,742
Interest on Own Capital Payable	380,543	262,851
Taxes and contributions payable	138,279	138,354
Taxes and contributions	75,939	71,371
Other Payables	130,909	94,122

Total Current Liabilities	1,938,285	1,599,034

Loans and Financing	5,516,316	5,877,991
Taxes and contributions payable	237,794	260,749
Taxes and Contributions	145,655	136,104
Provision for Contingencies	619,406	564,071
Pension Fund Obligations	310,387	263,305
Other Payables	111,887	104,728

Total Long-Term Liabilities	6,941,445	7,206,948

Capital Stock	3,403,688	3,403,688
Capital Reserves	104,624	76,306
Revaluation Reserves	2,459,701	2,552,189
Profit Reserves	2,470,269	1,863,389
Retained Earnings	639,424	555,137

Shareholder's Equity	9,077,706	8,450,709

Total Liabilities and Shareholder's Equity	17,957,436	17,256,691

Third quarter 2006 Results
November 14, 2006

Cash Flow

Brazilian Corporate Law		R$ thousand

Description	Jan-Sep/06	Jan-Sep/05

Cash flow from operating activities
Net income for the period	698,936	678,260
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(5,427)	(22,301)
Reversion of provision for losses	(6,595)	-
Provisions for contingencies	51,747	111,209
Liabilities related to pension plans	44,958	51,315
Loss in the wirte-off of property, plant and equipment	5,513	12,669
Losses in the write-off of deferred assets	3,500	1,089
Write-off of investments	21	-
Gain in the sale of permanent assets	(5,378)	-
Depreciation and Amortization	449,339	442,288
Interest calculated on loans and financing payable	473,282	512,919
Foreign exchange loss on loans and financing	(20,102)	(314,828)
Monetary exchange loss on interest on own capital	-	715
Passive monetary exchange variation and interest	14,028	18,928
Active monetary exchange variation and interest	(9,699)	(1,068)
Provisions for bad debt	238,287	170,798

Adjusted Net Income	1,932,410	1,661,993

(Increase) decrease in assets
Clients	(118,728)	(271,537)
Accounts receivable from shareholders	(157,939)	(111,361)
Inventories	3,065	3,573
Other accounts receivable	(26,390)	(21,393)
Clients – long term	(107,242)	(89,075)
Accounts receivable from shareholders- long term	(70,162)	(46,043)
Judicial deposits - long term	(877)	(3,682)
Other long term receivables - long term	(17,728)	(4,456)

	(496,001)	(543,974)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	26,064	6,767
Salaries and payroll charges	119,433	73,990
Taxes and contributions	(200)	(7,282)
Other accounts payable	11,332	10,321
Pension plan	(11,128)	(10,186)
Contingencies	(29,680)	-
Other accounts payable - long term	3,398	12,040

	119,219	85,650

Net cash from operating activities	1,555,628	1,203,669

Cash flow from investing activities

Acquisition of property, plant and equipment	(540,305)	(412,651)
Sale of property, plant and equipment	7,837	-
Increase in Deferred Assets	(2,720)	(79)

Net cash used in investing activities	(535,188)	(412,730)

Cash flow from financing activities

Loans and Financing - long term
Funding	367,319	1,084,876
Payments	(1,109,728)	(1,681,350)

Interest on own capital payment	(158,770)	(71,381)

Net cash used in financing activities	(901,179)	(667,855)

Net increase (decrease) in cash equivalents	119,261	123,084

Cash and cash equivalents at the beginning of the period	280,173	105,557
Cash and cash equivalents at the end of the period	399,434	228,641

Change in Cash	119,261	123,084

Additional information on cash flow:
Juros e taxas pagos de empréstimos e financiamentos	500,625	533,489
Capitalization of interest and financial charges	2,382	(19,248)
Payable income tax and social contribution	351,516	257,223
Property, plant and equip. received as donations and/or paid in stocks	25,804	11,016
COFINS and PASEP taxes payable	267,559	276,661
Balancing accounts	-	(715)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 14, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.